September 24, 2024

Via Edgar Only

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Timothy S. Levenberg
SEC Division of Corporation Finance
Office of Energy & Transportation

Re:	Piedmont Lithium Inc.
Registration Statement on Form S-3
Filed on September 13, 2024
File No. 333-282115

Dear Mr. Levenberg:

Please be advised that the undersigned is the duly elected Chief Executive Officer of Piedmont Lithium Inc. (the “Registrant”).  Having been advised that the Commission has no further comments to the Registrant’s Form S-3 Registration Statement (File No. 333-282115), pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the Registration Statement on Thursday, September 26, 2024 at 9:00 a.m., or as soon thereafter as practicable.

Should you have any questions in regard to this correspondence or any other matter relating to this Registrant’s filing, please do not hesitate to contact me.

Very truly yours,

/s/ Keith D. Phillips
Keith D. Phillips
President and Chief Executive Officer

Via E-mail:

cc:	Bruce Czachor, EVP – Chief Legal Officer
Michael White, EVP – Chief Financial Officer
Eric Scarazzo, Gibson, Dunn & Crutcher LLP